

July 26, 2011

Via E-mail
Keffion King
c/o Infinity-C.S.V.C. Management Ltd.
900 Third Avenue, 33rd Floor
New York, NY 10022

> **Re:** **Infinity China 1 Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 15, 2011**
> **File No. 333-173575**
>
> **Infinity China 2 Acquisition Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 15, 2011**
> **File No. 333-173577**

Dear Mr. King:

We have reviewed your responses to the comments in our letter dated June 3, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filings.

General

1. Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Infinity 1 registration statement. Please revise each registration statement as applicable.

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Summary, page 1

The Offering, page 7

FPI status, page 14

4. We note your disclosure in the third sentence that the first day of your 2012 fiscal year is April 1, 2011. We note this date reference should be April 1, 2012. Please revise.

Limitation on redemption rights and voting rights of shareholders holding 10% or more, page 21

5. We note your response to our prior comment six and reissue in part. Please provide an opinion of local counsel which opines on the validity and enforceability of the restriction of voting power and transfer of voting power to another party as contemplated by the "Excess Shares" provision of your charter documents.

Risk Factors, page 28

Because of our limited resources and the significant competition, page 35

6. The sixth through eighth sentences in this risk factor appear misplaced. Please revise or advise.

Where You Can Find Additional Information, page 176

7. We note your disclosure in the second paragraph is presented as if you are not a foreign private issuer, including, for example, the reference to filing proxy statements. Please revise based on your current status as a foreign private issuer. To the extent you intend to elect to report on domestic forms while you qualify as a foreign private issuer, please revise to clarify this intention. Please also revise the Periodic Reporting and Financial Information section on page 118 accordingly.

Exhibit 3.2

8. We note that the Form of Amended and Restated Memorandum and Articles of Association filed with both registration statements refer to Infinity 2. Please revise Exhibit 3.2 for the Infinity 1 registration statement as applicable.

Exhibit 5.1

9. We note your response to our prior comment 13 and reissue in part. Please have counsel revise the legal, valid, binding and enforceable assumption in clause 2(b) to carve out the company. To the extent counsel has relied on the opinion of Ellenoff Grossman & Schole LLP with respect to New York law in clause 2(b), please revise accordingly.

With respect to clause 2(c), to the extent the validity of choice of law is a necessary finding in support of the opinion, please have counsel either delete the assumption or revise to clarify that counsel is relying on the opinion of Ellenoff Grossman & Schole LLP with respect to New York law in clause 2(c). Please have counsel either delete clause 2(h) or revise to clarify that the assumption is limited to actions outside of the company's control. Please have counsel delete the assumptions contained in clause 2(j). We view these statements as legal conclusions that should not be assumed away by legal counsel.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief